September 5, 2008

Via Federal Express

Mr. Tom Kluck, Legal Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Webdigs, Inc. (the “Company”)
Form 10
Filed July 31, 2008
File No. 001-34106

Dear Mr. Kluck:

This letter responds on behalf of the Company to the comment letter from the Commission dated August 15, 2008, with respect to the filing referenced above. Included below are the SEC’s comments and the corresponding responses of the Company. Together with this letter we are filing an amendment to the registration statement. When we refer to page numbers of the marked courtesy copy, we are referring to the pagination at the top of such copy (i.e., the financial printer’s pagination).

General Comments

1.
We note that you have filed your Form 10 under Section 12(g) in response to comment one of our letter dated July 18, 2008. We also note that you did not withdraw the Form 10 filed under Section 12(b) on June 20, 2008. Please note that if you choose not to withdraw the Form 10 filed under Section 12(b) your filing becomes effective by lapse of time 60 days after the original filing date of June 20, 2008, pursuant to Section 12(g)(l) of the Securities Exchange Act of 1934. At that time, you will be subject to the reporting requirements under Section 13(a) of the Exchange Act. If you choose to withdraw the filing made under Section 12(b), the filing made under section 12(g) will be considered a new filing, and the filing will not go effective until 60 days from July 31, 2008.

We have elected not to withdraw our original filing made on June 20, 2008, and we understand that we are now subject to the reporting requirements of Section 13(a) of the Exchange Act.

2.
We note your response to comment two of our previous letter. In response to our comment, you modified promotional statements to present these statements as the opinion of management; however, in some parts, you did not include disclosure providing a reasonable basis for your opinions or beliefs. Please provide a reasonable basis for your opinions or beliefs. If you cannot provide a reasonable basis for your opinions or beliefs, please remove these statements.

We have carefully reviewed our language and disclosures in Item 1 of the Form 10 filing, and have attempted to more clearly state a reasonable basis for the several opinions we express in this section.

Mr. Tom Kluck, Legal Branch Chief

September 5, 2008

3.
We note your response to comment three of our previous letter. In your response, you state that you have provided supporting materials with the response letter. We did not receive the supporting materials. Therefore, we reissue this comment. Please provide support for all quantitative and qualitative business and industry data used in the registration statement. Please clearly mark the specific language in the supporting materials that supports each statement.

In the amended registration statement, we cite only to National Association of Realtors’ “Profile of Home Buyers and Sellers” for the years 2006, 2005 and 2004 - copies of which are enclosed with this letter.

4.
We note your response to comment seven of our previous letter. Please disclose in your registration statement that MoCo, Inc. is your landlord and describe the website-development work that they performed for you. Please disclose the principal terms of any related agreements between MoCo, Inc. and the company and file such agreements as exhibits as required under Item 601(b)(10) of Regulation S-K.

We have added language disclosing the relationship that the Company has with Moco, Inc. in the Business Description section of the registration statement, under the caption “Intellectual Property.”

Item 1. Description of Business. page 1

Other Regulation, page 6

5.
We note your response to comment 11 of our previous letter. In your revised disclosure, you disclose Florida as one of the eight states that “have ‘minimum service laws’ that require realtors to provide a level of service that online real estate businesses typically do not provide.” We also note that one of your two offices is based in Florida. Please disclose how the company meets the minimum service laws in Florida in light of the company conducting what appears to be mainly online real estate business.

The Company believes it meets the Florida minimum-service laws as they apply to residential real estate brokerages. Mainly, the Company meets the requirements of those laws by performing the various services indicated in our description of our business, including such services as: (i) on the buy side, showing homes, drawing up the offer paperwork, negotiating the purchase, answering all questions, and generally getting the purchase closed; and on the sell side, helping the seller price the home (through a competitive market analysis or otherwise), drawing up the listing agreement, negotiating the sale, coordinating a closing. This disclosure has been added to the paragraph addressing state regulation on page 9 of the marked courtesy copy.

Corporate Structure and Information, page 8

6.	Please clarify in this section whether Marquest Financial, Inc. and Home Equity Advisors, LLC, were consolidated into one entity in March 2008.

Marquest Financial, Inc. and Home Equity Advisors, LLC remain separate legal entities; however, new mortgage business that we generate is offered and sold through Marquest Financial and Home Equity Advisors presently has no activity in it. Please see our added disclosure on page 10 of the courtesy copy.

Mr. Tom Kluck, Legal Branch Chief

September 5, 2008

7.
We note your response to comment 13 of our previous letter. In your response, you state that you have added disclosure regarding the method used to determine the acquisition price. It is not clear on page 8 where this disclosure is located. Please add this disclosure or advise. Additionally, please disclose the names of the parties that negotiated the combination. Also please disclose the date on which Messrs. Buntz and Schrader agreed that Webdigs and Select Video should enter into a business combination.

The “acquisition price” for the merger transaction depends on whether the transaction is viewed as an acquisition by Select Video (which is legally accurate) or as an acquisition by Webdigs (which is accurate from an accounting perspective). We have attempted to state this in disclosure we have added under the caption “Corporate Structure and Information.”

The persons who negotiated the terms to the merger were Robert Buntz, on behalf of Webdigs, LLC, and Daniel Shrader, on behalf of Select Video.

The date on which the parties agreed to the terms of the merger was on or about October 4, 2007, approximately three weeks prior to the finalization of the Merger Agreement.

Please find the above disclosure on page 10 of the marked courtesy copy.

Risk Factors, page 9

We may be impacted by general economic conditions . . ., page 15

8.
We note that this risk factor discusses general economic trends. Please add a risk factor that discusses the current problems in the real estate and/or credit markets, and how these conditions affect the company’s business.

We have added a risk factor specific to real estate and credit markets on page 17 of the marked courtesy copy.

Item 2. Financial Information, page 16

Mortgage and Insurance, page 17

9.
Please disclose the average percentage of loan origination fees received since your inception. Please disclose whether you have received any fees based on the second fee source, “yield spread premium” and the average percentage if applicable. If you have not received fees based on the second fee source, please disclose in the third paragraph that the $614,000 you received was derived solely from loan origination fees. If you received fees from both sources, please disclose the total fees received from each source.

We have added the requested disclosure relating to the fee sources for our mortgage brokerage business. Please see page 19 of the marked courtesy copy.

Mr. Tom Kluck, Legal Branch Chief

September 5, 2008

Trends and Uncertainties. page 17

10.
We note your revised disclosure indicates that you will concentrate on building market share and revenue in Minnesota if you are unable to obtain additional capital in sufficient time. Please disclose any plans for your Florida office or advise.

We have added disclosure in this part stating that we presently intend to continue our Florida operations for as long as possible, even in a diminished capacity if necessary. We do expect that we would cease operating in Florida prior to any significant reduction in our operations in the Minneapolis-St. Paul market. Please see page 19 of the marked courtesy copy.

Item 5. Directors and Executive Officers, page 25

11.	We note your response to comment 27. On page 26, please clearly state that Mr. Larson is no longer a director for Cash Systems.

Mr. Larson is no longer a director for Cash Systems, Inc. and we have revised his biography to clarify this fact. Please see page 28 of the marked courtesy copy.

12.
We note that Mr. Shrader appears to have been the company’s promoter within the last five years. We also note that Mr. Shrader was the subject of a recent NASD action. It appears that this information could be important to investors. Please revise to include this information or advise. See Item 401(g) of Regulation S-K.

We are uncertain as to the definition of “promoter” or who might fall within that category. Nevertheless, we have included disclosure relative to Mr. Shrader and the NASD action you have referred to. Please see page 28 of the marked courtesy copy.

Item 7. Certain Relationships and Related Transactions; Director Independence, Page 28

13.	Please include the disclosure regarding Mr. Shrader as required under Item 404(c) of Regulation S-K or advise.

We have added a paragraph specifically disclosing the share issuance which Mr. Shrader received in August 2007 prior to the merger. Please see page 30 of the marked courtesy copy.

Item 10. Recent Sales of Unregistered Securities, page 31

14.
We note your response to comment 30. In your response you state that the Form D was filed to cover a total of 3,306,000 shares sold from December 2007 through mid-March 2008. In the first paragraph of this section, you state: “The Company has sold and issued an aggregate of 3,366,000 shares of common stock . . . from November 1, 2007 through the date of this filing.” Please revise to address this discrepancy or advise.

The figures in our prior Form 10 amendment and comment-response letter were slightly inaccurate and we have carefully reviewed our records and corrected those inaccuracies in the new amendment.

In summary, Webdigs, Inc. sold a total of 3,516,000 shares of common stock from December 2007 through March 2008. In March 2008, we filed a Form D with the SEC covering these sales. In April 2008, we discovered a clerical error in the issuance of a 100,000 shares, resulting in actual sales of a total of 3,416,000 common shares during the December-March time period. In the months April through June 2008, we continued efforts to raise money and offered and sold a total of 250,000 common shares. Therefore, from the merger to date we have actually sold a total of 3,666,000 common shares and filed a Form D for the first 3,416,000 of these shares sold in the December 2007-March 2008 time period. We anticipate filing a new or amended Form D shortly to cover the additional 250,000 common shares.

15.	For each transaction, please state the aggregate offering price as required by Item 701(c) of Regulation S-K.

We have revised the disclosures as you have requested.  However, we are not in possession of informative sufficient to gauge the value of common shares issued for services (which we assume to be the equivalent of an "aggregate offering price" in the case of an issuance of shares for services) with respect to several of the older issuances made by Select Video. Please see page 33 of the marked courtesy copy.

Mr. Tom Kluck, Legal Branch Chief

September 5, 2008

16.	Please disclose in more detail the facts relied upon to make the exemption available. For example, was there any general solicitation? See Item 701(d) of Regulation S-K.

We have already provided facts relating to our claim for exemptions, but have generally attempted to add further facts relating to the transactions. Please advise if you have any specific concerns.

Financial Statements

Consolidated Statement of Stockholders’ Equity, page F-4

17.
We have considered your response to our prior comment 32. We are still unsure how your presentation of a separate account for Unearned Compensation complies with paragraph 74 SFAS 123(R). Please revise your financial statements to eliminate the Unearned Compensation column, or explain to us why no revision is necessary.

We have revised our financial statements to eliminate the Unearned Compensation column.

18.
We have reviewed your response to our prior comment 33 and the related analysis. Please provide us with a schedule detailing the timing of each restricted stock grant made during the period ended October 31, 2007 and the related value of each grant.

Enclosed please find the requested schedule.

19.
We have reviewed your response to our prior comment 34. We continue to believe that the effects of your recapitalization transaction should be reflected in your opening equity balances regardless of when the transaction took place.

As discussed with Mr. Robert Telewicz at the Commission, we believe that our presentation of stockholders’ equity complies with GAAP and SEC reporting guidelines regarding reverse mergers. Nevertheless, we have recalculated earnings per share based upon Mr. Telewicz recommendation to allocate the Select Video shares owned at closing over the Webdigs shares outstanding prior to the merger on a weighted average basis. Using this alternative method, we arrive at a recalculated basic and fully diluted loss per share of $0.05 compared to our current filing reports a loss per share of $0.06. We believe this difference of $0.01 would be immaterial to an investor reading our financial statements. We believe that an investor is not making a decision on EPS when the Company is a start-up. Also, the quarters ending January 31, 2008 and April 30, 2008 are not affected by this analysis. This is a one time transaction. We propose no change to our current reporting of Stockholders equity and earnings per share.

Mr. Tom Kluck, Legal Branch Chief

September 5, 2008

Please do not hesitate to contact me at (612) 767-3854 with any questions concerning the responses included in this letter on behalf of the Company. Finally, on behalf of the Company and in connection with responding to the Commission’s comments, I acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Robert A. Buntz, Jr.